SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMERICAN TOWER CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

5.0% Convertible Notes Due 2010

(Title of Class of Securities)

029912 AE 2 and 029912 AF 9

(CUSIP Number of Class of Securities)

(Underlying Class A Common Stock)

William H. Hess, Esq.

Executive Vice President, General Counsel, and Secretary

American Tower Corporation

116 Huntington Avenue

Boston, Massachusetts 02116

(617) 375-7500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:

David Lopez, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$252,363,131	$27,002.86

*	The repurchase price of the 5.0% Convertible Notes due 2010, as described herein, is $1,000 per $1,000 principal amount outstanding, plus accrued and unpaid interest up to but excluding the Repurchase Date. As of January 16, 2007, there was approximately $252,188,000 in aggregate principal amount outstanding, resulting in an aggregate maximum repurchase price of $252,363,131. The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $107 per million of the transaction valuation.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by American Tower Corporation, a Delaware corporation (the “Company”), and relates to the offer by the Company to repurchase for cash the 5.0% Convertible Notes due 2010 issued by the Company on February 15, 2000 (the “Securities”), upon the terms and subject to the conditions set forth in (1) the Indenture, dated as of February 15, 2000, by and between the Company and The Bank of New York Trust Company, N.A., as Trustee (the “Trustee”), (2) the Issuer Repurchase Notice to Holders of American Tower Corporation 5.0% Convertible Notes Due 2010, dated January 22, 2007 and filed herewith as Exhibit (a)(1)(A) (as amended from time to time, the “Issuer Repurchase Notice”), (3) the Securities and (4) the related offer materials filed as Exhibits (a)(1)(B) to (d)(1) to this Schedule TO (which Issuer Repurchase Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer will expire at 5:00 p.m., New York City time, on February 20, 2007. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Issuer Repurchase Notice under “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer is American Tower Corporation, a Delaware corporation. The address and telephone number of the Company’s principal executive offices are 116 Huntington Avenue, Boston, Massachusetts 02116, (617) 375-7500. The information set forth in the Issuer Repurchase Notice under Section 1 (“Information Concerning the Company”) is incorporated herein by reference.

(b) Securities. This Schedule TO relates to the offer by the Company to repurchase all the outstanding Securities. As of January 16, 2007, there was approximately $252,188,000 in aggregate principal amount of Securities outstanding. The information set forth in the Issuer Repurchase Notice under Section 2 (“Information Concerning the Securities”) is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Issuer Repurchase Notice under Section 2.4 (“Market for the Securities and American Tower Class A Common Stock”) is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The information set forth under Item 2(a) above is incorporated herein by reference. The Company is both the “filing person” and the “subject company.” The information set forth in the Issuer Repurchase Notice under Section 8 (“Interests of Directors, Executive Officers and Affiliates of the Company in the Securities”) is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Issuer Repurchase Notice under “Summary Term Sheet,” Section 2 (“Information Concerning the Securities”), Section 3 (“Procedures to be Followed by Holders Electing to Surrender Securities for Repurchase”), Section 4 (“Right of Withdrawal”), Section 5 (“Payment for Surrendered Securities”), Section 6 (“Securities Acquired”), Section 9 (“Legal Matters; Regulatory Approvals”), Section 10 (“Purchases of Securities by the Company and its Affiliates”), Section 11 (“Material United States Income Tax Considerations”), Section 14 (“No Solicitations”), Section 15 (“Definitions”) and Section 16 (“Conflicts”) is incorporated herein by reference.

(b) Purchases. The information set forth in the Issuer Repurchase Notice under Section 8 (“Interests of Directors, Executive Officers and Affiliates of the Company in the Securities”) is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in the Issuer Repurchase Notice under Section 8 (“Interests of Directors, Executive Officers and Affiliates of the Company in the Securities”) is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the Issuer Repurchase Notice under Section 2.1 (“The Company’s Obligation to Repurchase the Securities”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Issuer Repurchase Notice under Section 6 (“Securities Acquired”) is incorporated herein by reference.

(c) Plans. The information set forth in the Issuer Repurchase Notice under Section 7 (“Plans or Proposals of the Company”) is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in the Issuer Repurchase Notice under Section 5 (“Payment for Surrendered Securities”) and Section 12 (“Fees and Expenses”) is incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed Funds.

(1) The Company’s principal operating subsidiaries have two credit facilities, the American Tower credit facility and the SpectraSite credit facility. The borrowers under the American Tower credit facility include American Towers, Inc., American Tower, L.P., American Tower International, Inc. and American Tower LLC. The Company and the borrowers’ restricted subsidiaries (as defined in the loan agreement) have guaranteed all of the loans under the credit facility. These loans are secured by liens on and security interests in substantially all assets of the borrowers and the restricted subsidiaries. The borrower under the SpectraSite credit facility is SpectraSite Communications, Inc. SpectraSite Communications, Inc., its parent company (SpectraSite, LLC), and its restricted subsidiaries (as defined in the loan agreement) have guaranteed all of the loans under the credit facility. These loans are secured by liens on and security interests in substantially all assets of the borrower and the restricted subsidiaries.

Each of the American Tower and SpectraSite credit facility has a term of five years, maturing on October 27, 2010, and all amounts will be due and payable in full at maturity. Each of the American Tower and SpectraSite credit facility does not require amortization of principal payments and may be paid prior to maturity in whole or in part at the borrowers’ option without penalty or premium.

Interest rates are determined at the option of the borrowers under the facilities and range between 0.50% and 1.25% above the LIBOR rate for LIBOR based borrowings or between 0.0% and 0.25% above the defined base rate for base rate borrowings, in each case based on the applicable borrowers’ debt ratings. A quarterly commitment fee on the undrawn portion of each credit facility is required, ranging from 0.10% to 0.375% per annum, based on the applicable borrowers’ debt ratings.

The American Tower and SpectraSite credit facilities contain certain financial ratios and operating covenants and other restrictions (including limitations on additional debt, guaranties, sales of assets and liens) with which the borrowers and their restricted subsidiaries must comply. Each credit facility contains the following two financial maintenance tests with which the borrowers under the applicable credit facility must comply:

•	a leverage ratio (Total Debt to Adjusted EBITDA) of not greater than 5.50 to 1.00 for the borrowers and their restricted subsidiaries; and

•	an interest coverage ratio (Adjusted EBITDA to Interest Expense) of not less than 2.50 to 1.00 for the borrowers and their restricted subsidiaries.

(2) The Company has made no plans or arrangements to refinance or repay the revolving credit facilities of its principal operating subsidiaries in connection with the Offer.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in the Issuer Repurchase Notice under Section 8 (“Interests of Directors, Executive Officers and Affiliates of the Company in the Securities”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Issuer Repurchase Notice under Section 8 (“Interests of Directors, Executive Officers and Affiliates of the Company in the Securities”) is incorporated herein by reference.

ITEM 9.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations and Recommendations. Not applicable.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information. The Company believes that its financial condition is not material to a holder’s decision whether to put the Securities to the Company because the consideration being paid to holders surrendering Securities consists solely of cash, the Offer is not subject to any financing conditions, the Offer applies to all outstanding Securities and the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis. The information set forth in the Issuer Repurchase Notice under Section 13 (“Additional Information”) is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Issuer Repurchase Notice under Section 8 (“Interests of Directors, Executive Officers and Affiliates of the Company in the Securities”) and Section 9 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference. To the Company’s knowledge, no material legal proceedings relating to the Offer are pending.

(b) Other Material Information. Not applicable.

ITEM 12.	EXHIBITS.

Exhibit Number	Description
(a)(1)(A)	Form of Issuer Repurchase Notice to Holders of American Tower Corporation 5.0% Convertible Notes due 2010, dated January 22, 2007

(a)(1)(B)	Form of Repurchase Notice

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Notice of Withdrawal

(a)(1)(E)	Form of Broker Letter

(a)(1)(F)	Form of Client Letter

(a)(5)(A)	Press Release issued by American Tower Corporation on January 22, 2007

(b)	None

(d)(1)	Indenture, dated as of February 15, 2000 (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-14195) as filed with the Securities and Exchange Commission on February 24, 2000)

(g)	None

(h)	None

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

AMERICAN TOWER CORPORATION

/s/ Bradley E. Singer
Bradley E. Singer
Chief Financial Officer and Treasurer

Date: January 22, 2007

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Form of Issuer Repurchase Notice to Holders of American Tower Corporation 5.0% Convertible Notes due 2010, dated January 22, 2007

(a)(1)(B)	Form of Repurchase Notice

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Notice of Withdrawal

(a)(1)(E)	Form of Broker Letter

(a)(1)(F)	Form of Client Letter

(a)(5)(A)	Press Release issued by American Tower Corporation on January 22, 2007

(d)(1)	Indenture, dated as of February 15, 2000 (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-14195) as filed with the Securities and Exchange Commission on February 24, 2000)